11650 South State Street, Suite 240
Draper, UT 84020

PH (801) 816-2524

FAX (801) 816-2599

December 19, 2017

VIA EMAIL AND EDGAR

Laura Veator - Staff Accountant

Matthew Derby - Staff Attorney

Stephen Krikorian - Accounting Branch Chief

Barbara C. Jacobs - Assistant Director, Office of Information Technologies and Services

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

derbym@SEC.GOV

Re:Edgar Express, Inc.

Registration Statement on Form S-1

Filed October 5, 2017

File No. 333-220851

Dear Sirs/Mesdames:

We serve as counsel to Edgar Express, Inc., a Utah corporation (the “Company”) with respect to its submission of a registration statement with the U.S. Securities and Exchange Commission (hereafter, the “Commission”) on Form S-1 (“Registration Statement”), filed on October 5, 2017. We are in receipt of your email to the Company, dated November 1, 2017, and this letter is written in response thereto. We have reproduced your 11 comments below, highlighted in bold, with our responses following immediately thereafter.

Prospectus Summary

1.	COMMENT. We note that investors can find out more information about the company on your website. However, your website does not appear to be active. We presume you plan on having a working web page in the future. Please revise.

RESPONSE: The Company’s website is currently under development. We have made the necessary changes to our disclosure.

U.S. Securities & Exchange Commission

Division of Corporate Finance

December 19, 2017

Risk Factors

2.	COMMENT. We note that approximately 55% of revenue for the six months ended June 30, 2017 came from related parties. Please expand this risk factor to include the risks associated with having such a significant portion of your revenue from affiliated entities.

RESPONSE: The Company has updated its disclosure as requested.

Liquidity and Capital Resources, page 19

3.	COMMENT. We note that you do not believe that your current capital resources are sufficient to fund operating activity for the next 12 months and that you will need approximately $25,000 in capital to continue as a going concern. Please clarify how long you will be able to operate and maintain your periodic reporting obligations if you do not raise additional capital.

RESPONSE: The Company has updated its disclosure as requested.

Business, page 21

4.	COMMENT. We note that your Amended and Restated Article of Incorporation were signed by Mary Foster as Chief Executive Officer of Acadia Technologies, Inc. on September 14, 2016. If Acadia Technologies, Inc. is a predecessor of Edgar Express, please describe this in the business section or advise. Refer to Item 101(h)(1)-(3) of Regulation S-K.

RESPONSE: The Company was organized in the State of Utah on March 20, 2014 as Acadia Technologies, Inc., and the name subsequently changed on September 15, 2016 to Edgar Express, Inc. The Company has updated its disclosure as requested.

5.	COMMENT. If applicable, please discuss your dependence on one or a few major customers. In that regard, Note 6 to your financial statements indicates that Customer B and Customer C accounted for approximately 27% and 51% of revenue, respectively for the six months ended June 30, 2017. Refer to Item 101(h)(4)(vi) of Regulation S-K.

RESPONSE: The Company has updated its disclosure as requested.

Administrative Support Services, page 23

6.	COMMENT. We note that you are in the development stage for several support service offerings including: remote receptionist, virtual office assistants, and executive office suites. Please clarify which services are in development and which are already offered.

RESPONSE: The Company has updated its disclosure as requested.

U.S. Securities & Exchange Commission

Division of Corporate Finance

December 19, 2017

Certain Relationships and Related Transactions, page 29

7.	COMMENT. We note that Subsection f of Note 1 to the Financial Statements on page 40 states: “A significant number of the Company’s customers are affiliated entities….” Please revise this section to provide a description of any related party transactions to include: the names of the related persons involved, the related person´s interest in the transaction, and the approximate dollar value of the amount involved in the transaction. Refer to Item 404(d) of Regulation S-K.

RESPONSE: The Company has updated its disclosure as requested.

8.	COMMENT. Please clarify whether Ms. Foster owes fiduciary duties to any companies or entities other than Edgar Express, Inc., and, if so, please disclose how such duties may impact your business and operations and whether they are affiliated entities. In this regard, we note that Ms. Foster appears to be employed by Acadia Group, Inc. and Acadia Disability.

RESPONSE: Mary Foster is currently employed by Acadia Group, Inc., but is neither an officer or director thereof. Additionally, Ms. Foster does not work for, and has no fiduciary responsibility to, Acadia Disability, Inc. Neither Acadia Group, Inc. or Acadia Disability, Inc. are affiliated with the Company, except that Acadia Group, Inc. remains the largest debt holder of the Company.

Signatures, page 53

9.	COMMENT. Please revise your signature page to include the signature of your principal financial officer, principal accounting officer, and the date. To the extent that someone is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instruction 1 to Signatures on Form S-1.

RESPONSE: The Company has updated the signatures as requested.

Exhibits

10.	COMMENT. We note that you issued 8% demand promissory notes totaling $313,371 to Kenneth I. Denos on January 1, 2017. Please file a form of the promissory note as an Exhibit. See Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company has provided the note as an exhibit as requested.

Exhibit 5.1

11.	COMMENT. We note that the legal opinion filed on October 5, 2017 as exhibit 5.1 does not indicate the number of shares being opined on, and is based on the General Corporation Law of the State of Wyoming rather than the General Corporation Law of Utah. Please advise. Refer to CF Staff Legal Bulletin No. 19.

U.S. Securities & Exchange Commission

Division of Corporate Finance

December 19, 2017

RESPONSE: The Company has made the appropriate share amount disclosure and typo corrections to Exhibit 5.1 as requested.

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call John D. Thomas at (801) 816-2536 or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

EDGAR EXPRESS, INC.

/s/ Mary Foster

Mary Foster

Chief Executive Officer